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[MINTZ LEVIN LOGO]                                         One Financial Center
                                                               Boston, MA 02111
                                                                   617-542-6000
                                                               617-542-2241 fax
SAHIR C. SURMELI | 617 348 3013 | ssurmeli@mintz.com              www.mintz.com



                                          November 1, 2006



BY HAND
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk


RE:  HAMPDEN BANCORP, INC.
     REGISTRATION STATEMENT ON FORM S-1
     REGISTRATION NO. 333-137359

Ladies and Gentlemen:

         On behalf of Hampden Bancorp, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 ("Amendment No. 2") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), initially filed with the Commission on September 15, 2006, as amended on October 25, 2006.

         Amendment No. 2 is being filed to (i) add a "Recent Developments" section (page 36), (ii) add to the Company's disclosure in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Financial Condition at June 30, 2006 and June 30, 2005" (page 58), and (iii) file additional exhibits. We are delivering one courtesy copy of Amendment No. 2, marked to show the changes effected to Amendment No. 1 to the Registration Statement, and one courtesy copy of this letter, to each of Mark Webb, Jonathan E. Gottlieb, Rebekah Moore and Kevin L. Vaughn of the Commission.

         Please do not hesitate to call Mark Chamberlin or me at (617) 542-6000 with any questions regarding Amendment No. 2 or this letter and kindly fax a copy of any written comments to the following parties:

R. Mark Chamberlin                                     Thomas R. Burton
Sahir C. Surmeli                                       Hampden Bancorp, Inc.
Mintz, Levin, Cohn, Ferris, Glovsky                    19 Harrison Avenue
 and Popeo, P.C.                                       P.O. Box 2048
One Financial Center                                   Springfield, MA 01102
Boston, MA 02111                                       (413) 452-5140
(617) 542-6000                                         FAX: (413) 746-1018
FAX: (617) 542-2241


               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

    BOSTON | WASHINGTON | RESTON | NEW YORK | STAMFORD | LOS ANGELES | LONDON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

November 1, 2006
Page 2



                                     Very truly yours,

                                     /s/ Sahir C. Surmeli

                                     Sahir C. Surmeli


cc:   SECURITIES AND EXCHANGE COMMISSION
              Mark Webb
              Jonathan E. Gottlieb
              Rebekah Moore
              Kevin L. Vaughn
      HAMPDEN BANCORP, INC.
              Thomas R. Burton
              Robert A. Massey
              Craig Kaylor
      MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
              R. Mark Chamberlin
              Garrett M. Winslow
      NUTTER MCLENNEN AND FISH LLP
              Michael K. Krebs
              Michelle L. Basil
      KEEFE, BRUYETTE AND WOODS, INC.
              Patricia A. McJoynt


Enclosures